05059653

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
ANNUAL REPORT

Pursuant to Section 15(d)
of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2004

CABLEVISION CHOICE 401(k) SAVINGS PLAN

CABLEVISION SYSTEMS CORPORATION
1111 Stewart Avenue
Bethpage, New York 11714

CABLEVISION CHOICE 401(K) SAVINGS PLAN

Table of Contents

* Schedules required for Form 5500, which are not applicable, have not been included.

KPMG

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Cablevision Choice 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Cablevision CHOICE 401(k) Savings Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with United States generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule G, Part III – Schedule of Nonexempt Transactions for the year ended December 31, 2004, supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) at December 31, 2004, and supplemental Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2004, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Melville, New York
June 28, 2005

CABLEVISION CHOICE 401(k) SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Assets:		
Investments:		
Registered investment company mutual funds	$227,515,590	$180,972,216
Managed equity investment portfolio	2,053,501	2,502,473
Cablevision Stock Fund	86,236,673	78,298,680
Common/collective trust fund	69,011,768	67,618,741
Cash equivalents	2,405,069	1,198,387
Participant loans receivable	17,806,579	15,243,094
Total investments	405,029,180	345,833,591
Receivables:		
Employer contribution	480,257	903,895
Participant contributions	2,050,359	2,691,287
Dividend and interest receivables	224,879	249,147
Total receivables	2,755,495	3,844,329
Total assets	407,784,675	349,677,920
Liabilities:		
Due to broker for securities purchased	1,074,181	1,135,309
Excess employee contribution	13,195	-
Total liabilities	1,087,376	1,135,309
Net assets available for benefits	$406,697,299	$348,542,611

See accompanying notes
to financial statements.

CABLEVISION CHOICE 401(k) SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2004 and 2003

	2004	2003
Additions:		
Additions to net assets attributed to:		
Investment income:		
Net appreciation in fair value of investments	$ 26,655,920	$ 54,189,031
Interest from participant loans	897,295	874,978
Interest and dividends	29,374	35,074
	27,582,589	55,099,083
Contributions:		
Employer	13,217,872	11,701,409
Participant	42,981,495	37,104,747
Rollovers	1,367,263	1,197,582
	57,566,630	50,003,738
Total additions	85,149,219	105,102,821
Deductions:		
Deductions from net assets attributed to:		
Benefits paid to participants	26,969,180	21,173,851
Administrative expenses	25,351	8
Total deductions	26,994,531	21,173,859
Net increase	58,154,688	83,928,962
Net assets available for benefits:		
Beginning of year	348,542,611	264,613,649
End of year	$406,697,299	$348,542,611

See accompanying notes
to financial statements.

(1) Description of the Plan and Nature of Operations

The following description of the Cablevision CHOICE 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan is a 401(k) defined contribution plan for the benefit of employees of Cablevision Systems Corporation and certain subsidiaries and affiliated companies (as described) ("Cablevision" or the "Company"), and is intended to constitute a multiple employer plan. The Plan was adopted effective January 1, 1993, and was amended and restated effective as of January 1, 2002, and has since been amended. The Plan generally covers employees who have completed thirty days of service; provided, however, that certain groups of part-time employees can participate after completing one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act ("ERISA").

(b) Management of Investment Assets

Investment assets of the Plan are maintained under a trust agreement with Mellon Bank, N.A. ("Mellon"). All investment and participant loan transactions are executed by Mellon for the exclusive benefit of participants under the Plan.

(c) Contributions

Eligible employees may, at their option defer up to 50% each year of their eligible pre-tax compensation, as defined, (1% to 15% if highly compensated), up to 10% of their after tax compensation into any of the available investment elections. Effective January 1, 2005, highly compensated employees may, at their option, defer 1% to 25% of their eligible pre-tax compensation as defined, up to 10% of their after tax compensation. The Plan provides that the Company will match 50% of the first 6% of a participant's pre-tax contribution to the Plan after completing one year of service. Contributions allocated to the participant's account cannot exceed the lesser of (a) $41,000 or (b) 100% of a participant's compensation for the plan year. Contributions are subject to certain other limitations.

A participant who has made the maximum amount of permitted deferral contributions for a plan year, and who has attained or will attain age 50 during such plan year, may elect to make additional catch-up contributions. Catch-up contributions will be considered as deferred contributions for all purposes under the Plan, except that catch-up contributions: (a) will not be subject to the percentage deferral limitations, and (b) will not exceed $3,000 and $2,000 for the plan years ended December 31, 2004 and 2003, respectively.

(d) Forfeited Accounts

Forfeitures are used to reduce employer contributions. Forfeited amounts will be restored to a participant's account only if the participant is rehired prior to achieving a five-year break in service and repays the amount of his or her distribution received as a result of his or her separation from service. At December 31, 2004 and 2003 forfeitures totaled $719,825 and $359,948, respectively. Also in 2004 and 2003 employer contributions were reduced by $34,713 and $505,446, respectively, from forfeited non-vested accounts.

(e) Participants' Accounts

Each participant's share of the Plan's assets is recorded in an account established for that participant. Each participant's account is credited with the participant's contribution, if any, and the participant's share of the Company's contribution, adjusted to reflect income and losses realized and net appreciation or depreciation in the value of the Plan's assets. All contributions to the investments described below are participant directed. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(f) Vesting

Participants are immediately vested in their contributions, plus actual earnings thereon. The Company's matching contribution, plus earnings thereon, vests 20% after one year of credited service and 20% annually thereafter, so that a participant is 100% vested after five years of credited service.

(g) Payment of Benefits

Upon retirement at normal retirement age, as defined, death, or termination of service, a participant's vested interest in the Plan becomes payable to the participant (or his or her assigned beneficiary in the case of death). A participant may elect to receive benefit payments in annual installments of up to 15 years, a lump-sum amount or as a direct rollover contribution to an eligible retirement plan of all or part of the payment.

(h) Registered Investment Company Mutual Funds

The Plan's investments in registered investment company mutual funds represent the Plan's participation in certain mutual funds whose value is determined by the performance of the underlying investments held by the fund. The Plan's investments in these funds are not guaranteed as to principal or interest, and their values vary with the performance of the funds. The following mutual funds were available for participant allocations at December 31, 2004 and 2003:

AIM Value "A" Fund
American Balance Fund
Dreyfus Appreciation Fund
Dreyfus Basic S&P 500 Stock Index Fund
Dreyfus Short Intermediate Government Fund
Franklin Balance Sheet Investment Fund
Franklin Small-Mid Cap Growth Fund
MFS Core Growth Fund
PIMCo Total Return Fund
Templeton Foreign Fund
Washington Mutual Investors Fund

(i) Managed Equity Investment Portfolio

Managed equity investment portfolio represents the Plan's interests in primarily equity securities managed by the Sanford Bernstein Fund.

(j) Cablevision Stock Fund

The Plan maintains an investment in the Cablevision Stock Fund which consists primarily of investments in Cablevision NY Group Class A common stock.

The Cablevision Stock Fund held 3,380,423 and 3,246,604 shares of Cablevision NY Group Class A common stock valued at quoted market value of $84,172,533 and $75,953,271, at December 31, 2004 and 2003, respectively. The Cablevision Stock Fund also held 2,064,140 and 2,345,409 shares of TBC Income Pooled Employee Funds (a temporary investment fund) with a market value of $2,064,140 and $2,345,409 at December 31, 2004 and 2003, respectively.

(k) Common/Collective Trust Fund

The common/collective trust fund represents the Plan's investment in the Stable Value Fund which invests primarily in a diversified portfolio of Guaranteed Investment Contracts (GIC's) issued by insurance companies, which guarantee the principal and rate of return on the GIC's. The value of the portfolio is not guaranteed.

(l) Cash Equivalents

Cash equivalents represent monies held in various holding and disbursement accounts maintained by the Trustee pending allocation or disbursement to participants for benefits. These accounts invest primarily in short-term money market instruments.

(m) Participant Loans Receivable

Subject to approval by the Plan's administrator, participants can have two loans outstanding at one time, a general purpose loan and a home purchase loan, or two general purpose loans. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of (a) $50,000 (reduced by the participant's highest outstanding loan balance during the preceding 12-month period), or (b) 50% of the vested portion in the participant's account. The loans are secured by the balance in the participant's account. Such borrowings generally must be repaid within four and one-half years (or ten years when it is for the purchase of a principal residence) and up to 25 years for pre-existing loans for the purchase of a principal residence, that transferred into the plan effective with the merger of the MSG Plan in January of 2001. All loans bear interest at a rate fixed by the administrator based on the interest rate currently being charged by reputable financial institutions for loans of comparable size, risk and maturity when the application for the loan is approved. Participant loans receivable as of December 31, 2004 and 2003 bore interest at rates ranging from 5% to 10.5% with maturity dates through 2024.

(n) Due to Broker for Securities Purchased

This liability represents unsettled investment transactions which are in process at the end of the plan year.

(o) Plan Termination

Although it has not expressed the intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan termination, participants become fully vested in their accounts and the assets of the Plan will be distributed to the participants in accordance with the provisions of the Plan and ERISA.

(p) Related Party Transactions and Administrative Fees

Certain plan investments are shares of mutual funds managed by Mellon. As Mellon is the trustee of the Plan, transactions involving these funds represent party-in-interest transactions. Administrative and investment management fees of the Plan are paid by the Company if not paid from the assets of the Plan. Administrative and investment management fees paid to Mellon, a party-in-interest, from Plan assets in 2004 and 2003 amounted to $25,351 and $8, respectively.

(2) Summary of Significant Accounting Policies

The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America. The more significant accounting policies followed by the Plan are as follows:

(a) Basis of Presentation

The accompanying financial statements have been prepared on the accrual method of accounting.

(b) Investment Valuation and Income Recognition

The Plan's investment assets are stated at fair market value at the end of the plan year as determined by quoted market values. Shares of mutual funds are valued at the net asset value of shares held by the plan at year end. Participant loans receivable are valued at cost. The difference between cost and fair value is not material to the Plan's financial statements as of December 31, 2004 and 2003. Common/Collective Trusts are valued based on the quoted market prices of the underlying assets held in the fund. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when earned. Dividends are recorded on the ex-dividend date. The Plan's investment assets are not guaranteed as to principal or interest, and their values vary depending upon the performance of the underlying investments.

(c) Payment of Benefits

Benefits are recorded when paid.

(d) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(e) Risks and Uncertainties

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

(3) Investments

The following individual investments represent 5% or more of net assets available for benefits as of December 31, 2004 and 2003:

	2004	2003
Cablevision NY Group Class A Common Stock	$84,172,533	$75,953,271
Stable Value Fund	69,011,768	67,451,101
Dreyfus Appreciation Fund	48,903,498	45,112,749
American Balance Fund	31,893,894	24,597,428
Franklin Balance Sheet Investment Fund	25,326,774	*
Franklin Small-Mid Cap Growth Fund	20,909,954	*
AIM Value "A" Fund	*	17,479,296

* Investment did not exceed 5% of net assets available for benefits at the respective date.

During 2004 and 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value, as follows:

	2004	2003
Registered investment company mutual funds	$18,885,228	$29,335,098
Managed equity investment portfolio	238,811	637,262
Cablevision Stock Fund	4,899,393	20,772,811
Common/collective trust fund	2,632,488	3,443,860
	$26,655,920	$54,189,031

(4) Due to Sponsor

In a prior year, the Company advanced $250,000 to the Plan, in accordance with the Department of Labor Prohibited Transaction Exemption 80-26, to allow the Plan to meet benefit obligations. The advance, inadvertently including interest of $27,031, was satisfied in 2003 and represented a nonexempt transaction. The $27,031 plus foregone interest of $969, included as employer contribution receivable at December 31, 2003, was repaid to the Plan by the Company in 2004.

(5) Tax Status

The Internal Revenue Service has determined and informed the Company by a favorable determination letter dated October 3, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. In the opinion of the plan administrator, the Plan and its underlying trust are currently designed and have operated in compliance with the applicable provisions of the IRC.

(6) Reconciliation of Financial Statements for Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2004 and 2003 to Form 5500:

	2004	2003
Net assets available for benefits per the financial statements	$406,697,299	$348,542,611
Amounts allocated to withdrawing participants at December 31, 2004	(943,885)	(44,288)
Net assets available for benefits per the Form 5500	$405,753,414	$348,498,323

The following is a reconciliation of benefits paid to participants per the financial statements for the years ended December 31, 2004 and 2003 to Form 5500:

	2004	2003
Benefits paid to participants per the financial statements	$26,969,180	$21,173,851
Add: Amounts allocated to withdrawing participants at December 31, 2004	943,885	-
Less: Amounts allowed to withdrawing participants at December 31, 2003	(44,288)	44,288
Benefits paid to participants per Form 5500	$27,868,777	$21,218,139

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2004, but not yet paid as of that date.

(7) Nonexempt Transaction

During 2003, there was an unintentional delay by the Plan sponsor in submitting certain employee deferrals and loan repayments in the amount of $109,824 and $20,848, respectively, to the Trust. In January 2004, the net amount due to the Plan was deposited to the Trust. The Company also reimbursed the Plan for lost earnings of $1,172. The Company filed a submission under the Department of Labor's Voluntary Fiduciary Correction Program with respect to such transactions. The Company received a "No Action" letter from the Department of Labor with respect to such submission on October 6, 2004.

CABLEVISION CHOICE 401(k) SAVINGS PLAN

Schedule G, Part III – Schedule of Nonexempt Transactions
Year Ended December 31, 2004

(a) Identity of party involved	(b) Relationship to plan, employer or other party-in-interest	(c) Description of transactions including maturity date, rate of interest, collateral, par or maturity value	(d) Purchase price	(e) Selling price	(f) Lease rental	(g) Expenses incurred in connection with transaction	(h) Cost of asset	(i) Current value of asset	(j) Net gain or (loss) on each transaction
Plan sponsor	Employer	Interest inadvertently paid to sponsor from plan *	-	-	-	-	$277,031	$278,000	969

* In a prior year, the Company advanced $250,000 to the Plan, in accordance with the Department of Labor Prohibited Transaction Exemption 80-26, to allow the Plan to meet benefit obligations. The advance, inadvertently including interest of $27,031, was satisfied in 2003 and represented a nonexempt transaction. The $27,031 plus foregone interest of $969 was repaid to the Plan by the Company in 2004.

See accompanying report of independent registered public accounting firm.

CABLEVISION CHOICE 401(k) SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2004

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current Value
	Registered Investment Company Mutual Funds:		
*	Mellon Trust	Dreyfus Short Intermediate Government Fund, 1,457,574 shares	$ 15,391,977
*	Mellon Trust	American Balance Fund, 1,771,883 shares	31,893,894
*	Mellon Trust	Washington Mutual Investors Fund, 209,598 shares	6,451,436
*	Mellon Trust	MFS Core Growth Fund, 129,200 shares	2,134,391
*	Mellon Trust	Dreyfus Appreciation Fund, 1,263,983 shares	48,903,498
*	Mellon Trust	Templeton Foreign Fund, 1,638,838 shares	20,157,707
*	Mellon Trust	AIM Value "A" Fund, 1,943,702 shares	19,203,780
*	Mellon Trust	PIMCo Total Return Fund, 1,803,003 shares	19,238,036
*	Mellon Trust	Franklin Balance Sheet Investment Fund, 434,720 shares	25,326,774
*	Mellon Trust	Franklin Small-Mid Cap Growth Fund, 612,118 shares	20,909,954
*	Mellon Trust	Dreyfus Basic S&P 500 Stock Index Fund, 712,177 shares	17,904,143
			227,515,590
	Managed Equity Investment Portfolio:		
	Altria Group Inc.	Altria Group Inc., 400 shares	24,440
	American Elec Pwr Inc.	American Elec Pwr Inc., 500 shares	17,170
	American Int'l Group Inc.	American Int'l Group Inc., 150 shares	9,850
	Arrow Electrs Inc.	Arrow Electrs Inc., 700 shares	17,010
	Avnet Inc.	Avnet Inc., 1,000 shares	18,240
	Bank of America Corp.	Bank of America Corp., 954 shares	44,828
	Boeing Co.	Boeing Co., 200 shares	10,354
	BP PLC Sponsored ADR	BP PLC Sponsored ADR, 700 shares	40,880
	Chubb Corp.	Chubb Corp., 700 shares	53,830
	Chevrontexaco Corp.	Chevrontexaco Corp., 500 shares	26,255
	Citigroup Inc.	Citigroup Inc., 1,100 shares	52,998
	Comcast Corp.	Comcast Corp., 1,000 shares	32,840
	Conocophilips	Conocophilips, 500 shares	43,415
	Cooper Industries Ltd.	Cooper Industries Ltd., 300 shares	20,367
	Cooper Tire & Rubber Co.	Cooper Tire & Rubber Co., 700 shares	15,085
	Entergy Corp.	Entergy Corp., 350 shares	23,657
	Fannie Mae	Fannie Mae, 550 shares	39,165
	Federated Dept. Stores Inc.	Federated Dept. Stores Inc., 250 shares	14,448
	Flextronics Int'l. Ltd.	Flextronics Int'l. Ltd., 1,400 shares	19,348
	Freddie Mac Corp.	Freddie Mac Corp., 400 shares	29,480
	Glaxosmithkline PLC	Glaxosmithkline PLC, 600 shares	28,434
	Goldman Sach's Group Inc.	Goldman Sach's Group Inc, 100 shares	10,404
	Hewlett Packard Co.	Hewlett Packard Co., 3,000 shares	62,910
	Ingram Micro Inc.	Ingram Micro Inc., 1,000 shares	20,800
	JP Morgan Chase & Co.	JP Morgan Chase & Co., 900 shares	35,109
	Lear Corp.	Lear Corp., 400 shares	24,404
	Lehman Bros Holdings, Inc.	Lehman Bros Holdings, Inc., 500 shares	43,740
	Magna Int'l Inc.	Magna Int'l Inc., 300 shares	24,765
	Medco Health Solutions Inc.	Medco Health Solutions Inc., 400 shares	16,640
	Metlife Inc.	Metlife Inc., 600 shares	24,306
	Microsoft Corp.	Microsoft Corp., 600 shares	16,026
	National City Corp.	National City Corp., 1,000 shares	37,550
	Norfolk Southern Corp.	Norfolk Southern Corp., 800 shares	28,952
	Occidental Pete Corp.	Occidental Pete Corp., 500 shares	29,180
	Pepsico Inc.	Pepsico Inc., 500 shares	26,100
	Pfizer Inc.	Pfizer Inc., 700 shares	18,823
	Procter & Gamble Co.	Procter & Gamble Co., 250 shares	13,770
	Safeway Inc.	Safeway Inc., 1,500 shares	29,610
	Sanmina-Sci Corp.	Sanmina-Sci Corp., 1,200 shares	10,164
	Smurfit-Stone Container Corp.	Smurfit-Stone Container Corp., 800 shares	14,944
	Solectron Corp.	Solectron Corp., 5,453 shares	29,064

CABLEVISION CHOICE 401(k) SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2004 (continued)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current Value
	Sprint Corp.	Sprint Corp., 800 shares	19,880
	St. Paul Travelers Co. Inc.	St. Paul Travelers Co. Inc., 303 shares	11,232
	Supervalu Inc.	Supervalu Inc., 1,000 shares	34,520
	Tellabs Inc.	Tellabs Inc., 2,400 shares	20,616
	Textron Inc.	Textron Inc., 500 shares	36,900
	Time Warner Inc.	Time Warner Inc., 1,500 shares	29,160
	Unilever N V New York	Unilever N V New York, 200 shares	13,342
	V F Corp.	V F Corp., 1,000 shares	55,380
	Wachovia Corp.	Wachovia Corp., 800 shares	42,080
	Wisconsin Energy Corp.	Wisconsin Energy Corp., 750 shares	25,282
	TBC Income Pooled Employee Funds	Daily Liquidity Fund, 20,284 shares	20,284
	Sanford Bernstein Fund	Int'l Value Portfolio, 28,586 shares	645,470
			2,053,501
	Cablevision Stock Fund:		
*	Cablevision Systems Corporation	Cablevision NY Group Class A Common Stock, 3,380,423 shares	84,172,533
	TBC Income Pooled Employee Funds	Daily Liquidity Fund, 2,064,140 shares	2,064,140
			86,236,673
	Common/Collective Trust Fund:		
*	Mellon Trust	Stable Value Fund, 69,011,768 shares	69,011,768
	Cash Equivalents:		
*	Mellon Trust	Daily Liquidity Fund, 2,405,069 shares	2,405,069
*	Plan Participants	Participant loans receivable, varying amounts, maturing on various dates through 2024, at interest rates ranging from 5% to 10.5%	17,806,579
			$405,029,180

* Represents a party in interest to the Plan.

See accompanying report of independent registered public accounting firm.

CABLEVISION CHOICE 401(k) SAVINGS PLAN

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Year Ended December 31, 2004

(a) Identity of party involved	(b) Relationship to plan, employer or other party-in-interest	(c) Description of transaction, including rate of interest	(d) Amount on line 4(a)	(e) Lost Interest
CSC Holdings, Inc.	Plan sponsor	2003 employee deferrals and loan repayments not deposited to Plan in a timely manner. Interest rate of 13.74%.	$130,672	$1,172

In 2003, there was an unintentional delay by the Plan sponsor in submitting certain employee deferrals and loan repayments in the amount of $109,824 and $20,848, respectively, to the Trust. In January 2004, the net amount due to the Plan was deposited to the Trust. The Company also reimbursed the Plan for lost earnings of $1,172. The Company filed a submission under the Department of Labor's Voluntary Fiduciary Correction Program with respect to such transactions. The Company received a "No Action" letter from the Department of Labor with respect to such submission on October 6, 2004.

See accompanying report of independent registered public accounting firm.

EXHIBIT INDEX

Exhibit No.

23 Consent of KPMG LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Cablevision Employee Benefit Plans Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CABLEVISION CHOICE 401(k) SAVINGS PLAN

Date: June 28, 2005

By: Lisa Questell
Chair of the Cablevision Employee Benefit
Plans Administrative Committee

KPMG

Exhibit 23

Consent of Independent Registered Public Accounting Firm

Cablevision Systems Corporation
Cablevision CHOICE 401(k) Savings Plan:

We consent to the incorporation by reference in the registration statements (No. 333-54346 and No. 333-57924) on Form S-8 of Cablevision Systems Corporation, of our report, dated June 28, 2005, with respect to the statements of net assets available for benefits of Cablevision CHOICE 401(k) Savings Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended and supplemental Schedule G, Part III – Schedule of Nonexempt Transactions for the year ended December 31, 2004, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) at December 31, 2004 and Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2004, which report appears in the Plan's filing on Form 11-K for the year ended December 31, 2004.

KPMG LLP

Melville, New York
June 28, 2005